Exhibit 3.23
CERTIFICATE OF FORMATION
OF
VGR AVIATION LLC
1.	The name of the limited liability company is VGR AVIATION LLC.

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of VGR AVIATION LLC this 25th day of September, 2003.

/s/ Richard J. Lampen
Richard J. Lampen, Organizer

State of Delaware Secretary of State Division of Corporations Delivered 06:59 PM 09/25/2003 FILED 05:10 PM 09/25/2003 SRV 030619268 — 3708342 FILE